EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

May 2020

Item 3 News Releases

News releases dated May 11, May 19 and May 25, 2020.

Item 4 Summary of Material Change

The Company appointed Dr. Mark Swaim to the board of directors of its wholly-owned subsidiary, Blife Therapeutics Inc. The Company also appointed Dr. Eleanor Fish to its Scientific Advisory Board.

In May 2020, the Company granted 800,000 stock options, with a term of five years and exercise prices between $0.18 and $0.26, and 200,000 restricted stock units to consultants, advisors and directors.

The Company announced, on May 25, 2020, that it has secured “hard” lock-up agreements from shareholders of Altum Pharmaceuticals Inc. (“Altum”) representing 67.12% of the outstanding common shares of Altum. The Company intends to approach the Board of Altum to discuss a “merger of equals” transaction to take place by way of a Plan of Arrangement. If Altum and the Company are not able to agree on a transaction, the Company intends to launch a take-over bid to acquire all of the common shares Altum. Pursuant to the terms of the proposed acquisition, the Company would issue 4.582 common shares for each Altum common share, which represents approximately $36.1 million in value based on the proposed share exchange.

Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 805-7783.

Item 9 Date of Report

May 26, 2020

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SCHEDULE “A”

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BetterLife Pharma Highlights Results from Recent Clinical Reports and

Studies on use of Interferon and Announces Appointment of Dr. Mark Swaim and Engagement of IR Group

VANCOUVER, May 11, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: PVOTF / FRA: NPAT) today announced that it has appointed Dr. Mark Swaim to the board of directors of its wholly-owned subsidiary, Blife Therapeutics Inc. The Company also highlights the results of the use of Interferon against Covid-19 in recent clinical observations and experiments.

BetterLife is pleased to highlight the recent NY Times report by Roni Caryn Rabin on the indication of the positive effects of a drug cocktail therapy on coronavirus patients involving Interferon β-1b (NY Times, May 8, 2020) as well the retrospective analysis of 77 patients with COVID-19 in Wuhan, China (Zhou Q 2020) treated with nebulized interferon alpha 2b (IFNα2b) and /or arbidol. The study authors included scientists and clinicians from St. Paul’s Hospital, University of British Columbia and Toronto General Hospital Research Institute. Their analysis suggests a significantly shorter time to viral clearance for patients treated with interferon alpha 2b (IFNα2b) compared to the group who received arbidol alone (p=0.003). The data, suggest that IFN α2b inhalation (similar to BLife’s licensed AntiCovir) could potentially hastenthe clearance of coronavirus, thereby shortening the clinical course of COVID-19.

The Company is pleased to announce the appointment of Dr. Mark Swaim to the board of directors of its wholly-owned subsidiary BLife Therapeutics Inc. Dr. Swaim earned his MD in the NIH-sponsored Medical Scientist Training Program at Duke University., and a PhD in biochemistry and cell biology. At Duke University, Dr. Swaim completed research and clinical fellowships in gastroenterology and transplant hepatology and has extensive experience in leading clinical trials for a large number of pharma companies and speaking nationally on interferon therapeutics for virus hepatitis. Currently, Dr. Swaim is editor-in-chief and founder of BioPub, a small-cap biotech investing situations analysis website.

Dr. Swain in joining BLife Therapeutics said “Interferon alfa2b is an old friend in which my faith remains. Used deftly, it is a potent if needlessly almost forgotten weapon against RNA viruses like COVID -19.”

Ahmad Doroudian, Chief Executive Officer of BetterLife commented “We are encouraged by the results of recent reports of studies cited in the NY Times and by Zhou et. al., on the potential benefits of Interferon against Covid-19. We look forward to working with Dr. Swaim to help us advance the development of AntiCovir and to raise, through his BioPub website, awareness of IFNa2b and AntiCovir as a potential treatment for COVID-19”.

BetterLife announces that it has engaged GRA Enterprises LLC (the "Consultant") to provide investor relations services pursuant to a consulting agreement dated May 8, 2020. Services will include the production and publication of investor bulletins, distribution of investor bulletins to the Consultant's e-mail list, and posts via the Consultant's blogs and social media accounts. In consideration of these services, the Company has paid the Consultant a fee of US$50,000 for a 6-month contract. The Consultant is an arm's length party to the Company and does not currently own any securities of the Company as at the date hereof but may purchase securities in the Company from time to time for investment purposes.

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About BetterLife Pharma Inc. and BLife Therapeutics Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. BLife Therapeutics, a wholly-owned subsidiary of BetterLife Pharma Inc., is focused on the prevention of severe COVID-19 disease.

BetterLife has an agreement to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AntiCovir, a potential COVID-19 treatment, from Altum Pharmaceuticals Inc. (“Altum”). AntiCovir is an Interferon a2b (“IFNa2b “) based potential treatment that is proposed to be administered using a Metered Dose Inhaler (“MDI”) or a nebulizer. Altum is currently preparing protocol and application to conduct a 306 patient randomized, double-blind, placebo controlled, powered for Phase 3 registration clinical trials in Australia. Subject to regulatory approvals, the clinical trials in Australia could begin as early as July 2020. The completion of the transaction is subject to certain conditions precedent. See the Company’s press release dated May 7, 2020 for further information.

Shareholders and other Company stakeholders are encouraged to only look to the formal disclosure record under the Company's issuer profile at www.sedar.com and on the Company's website at abetterlifepharma.com for material information regarding the Company.

Reference: Zhou Q, Wei XS, Xiang X, et al. (2020). ‘Interferon-a2b treatment for COVID-19.’ medRxiv preprint doi: https://doi.org/10.1101/2020.04.06.20042580

Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note

The Company is not making any express or implied claims that AntiCovir or any other product has the ability to eliminate, cure or contain the Covid-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of AntiCovir are under investigation and market authorization has not yet been obtained.

This press release contains statistical data, market research, website links, third party publications and industry forecasts that were obtained from government or other third party publications and reports or based on estimates derived from such publications and reports and management’s knowledge of, and experience in, the markets in which the Company operates. Government and industry publications and third party reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. None of the authors of such publications and reports has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, this press release. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. While management believes this data to be reliable, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy, currency and completeness of this information cannot be guaranteed. The Company has not independently verified any of the data from third party sources referred to in this press release or ascertained the underlying assumptions relied upon by such sources. Further, statements as to the past performance and studies are not necessarily indicative of or guarantees of future performance or success or the commercial viability of any successful trial and there is no representation, warranty or assurance that the Company will achieve similar results or success and readers should not place undue reliance on such statements.

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to complete the transaction with Altum or to meet obligations under the agreement with Altum, the failure of Altum to complete Phase 3 trials or to have success in such trials, the failure of Altum to secure and/or enforce patent protection for AntiCovir, the failure of Altum to secure exclusive rights from third parties, the failure of the Company to secure financing needed to carry out the plans set out herein, the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife's future customers and suppliers. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; the risk of the termination or conversion of our license with Altum or our inability to enforce our rights under our license with Altum; our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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BetterLife Pharma Announces Appointment of Dr. Eleanor Fish,

a leading expert on interferon activity against Covid-19, to its Advisory Board

VANCOUVER, May 19, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: PVOTF / FRA: NPAT) today announced that it has appointed Dr. Eleanor Fish to the Company’s Scientific Advisory Board. Dr. Fish is an accomplished scientist with focus on interferon activity against variety of viruses including Covid-19, SARA, Ebola and Zika.

During the 2003 outbreak of SARS in Toronto, Dr. Fish initiated studies to investigate the therapeutic potential of interferon in SARS patients. Encouraging results have directed her group's efforts toward examining interferon activity against a number of emerging infectious diseases.

Dr. Fish is a Professor, Department of Immunology, University of Toronto, Associate Chair, International Initiatives & Collaborations, University of Toronto and Emerita Scientist, Toronto General Hospital Research Institute, University Health Network. She received a B.Sc. from the University of Manchester, U.K., an M.Phil. from King’s College, University of London, U.K. and a Ph.D. from the Institute of Medical Sciences at the University of Toronto, Canada. Dr. Fish is a Fellow of the American Academy of Microbiologists and a Fellow of the African Academy of Sciences. Dr. Fish has received many international awards acknowledging her scientific achievements and has published more than 170 peer reviewed scientific papers in international journals.

She is the principle author of the most recent paper published on Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-α2b Treatment for COVID-19”.

In the study, the authors examined the course of disease in a cohort of 77 individuals with con-firmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b in Covid-19 disease.

The authors concluded that a Randomized Clinical Trial (RCT) is warranted in moderate cases of Covid-19 disease (not severely ill patients) and “treatment with IFN-a2b may also benefit public health measures aimed at slowing the tide of this pandemic, in that duration of viral shedding appears shortened.”

Ahmad Doroudian, Chief Executive Officer of BetterLife, commented “We are excited to have Dr. Eleanor Fish on our Scientific Advisory Board. She brings valuable, up to date and the most relevant scientific and clinical experience in the study of interferon activity against Covid-19. Her group’s most recent exploratory study of 77 patients conducted in Wuhan, China clearly indicated the potential effectiveness of Interferon-α2b in treatment of patients with early signs of Covid-19.”

Dr. Fish commented "Based on the results of our preliminary study in Wuhan, China, and emerging data from around the globe, I would argue that the 2 leading candidates for the treatment of mild moderate COVID-19 are IFN-alpha2b and remdesivir. I have joined the scientific advisory board of BLife Therapeutics to advise them on the proposed upcoming randomized clinical trials planned to start in July.”

BetterLife also announced today that its Board of Directors has initiated a process to evaluate a range of strategic alternatives available to the Company (the "Strategic Review").

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Subject to completion of its announced transaction with Altum Pharmaceuticals Inc. (“Altum”), the Company intends to focus its business on the treatment of Covid-19 and is looking at opportunities to maximize the value of its other existing business.

The Company has not established a definitive timeline to complete the Strategic Review and no decisions related to any strategic alternative have been reached at this time. There is no assurance that any strategic transaction or transactions will result from the Strategic Review. The Company does not intend to comment further with respect to the Strategic Review unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with the requirements of applicable securities laws.

About BLife Therapeutics Inc.

BLife Therapeutics is a wholly-owned subsidiary of BetterLife Pharma Inc. focused on the prevention of severe COVID-19 disease.

BetterLife has an agreement with Altum pursuant to which BLife Therapeutics will acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell Altum’s AP-003, a potential COVID-19 treatment. The completion of the transaction is subject to certain conditions precedent. See the Company's press release dated May 7, 2020 for further information.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. For further information please visit abetterlifepharma.com

Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note

The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to eliminate, cure or contain the Covid-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum’s AP-003 are under investigation and market authorization has not yet been obtained.

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to complete the transaction with Altum or to meet obligations under the agreement with Altum, the failure of Altum to complete clinical trials or to have success in such trials, the failure of Altum to secure and/or enforce patent protection for AP-003, the failure of Altum to secure exclusive rights from third parties, the failure of the Company to secure financing needed to carry out the plans set out herein, the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife's future customers and suppliers. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; · the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; the risk of the termination or conversion of our license with Altum or our inability to enforce our rights under our license with Altum;· our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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BetterLife Pharma Secures Lock-Up Agreements

From Shareholders of Altum

VANCOUVER, May 25, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: PVOTF / FRA: NPAT) is pleased to announce that it has, as of the date hereof, secured “hard” lock-up agreements from shareholders of Altum Pharmaceuticals Inc. (“Altum”) representing 67.12% of the outstanding common shares of Altum.

BetterLife intends to approach the Board of Altum to discuss a “merger of equals” transaction to take place by way of a Plan of Arrangement. If Altum and BetterLife are not able to agree on a transaction, BetterLife intends to launch a take-over bid to acquire all of the common shares Altum. Pursuant to the terms of the proposed acquisition, BetterLife would issue 4.582 common shares of BetterLife for each Altum common share, which represents approximately $36.1 million in value based on the proposed share exchange.

The proposed transaction to acquire all the shares of Altum is subject to the receipt of all required approvals and with BetterLife being satisfied with the results of its due diligence. BetterLife has reviewed published scientific claims and materials available publicly on Altum’s pipeline of products.

“As the founder of Altum, I am very pleased that the vast majority of the Altum shareholders have decided to merge with BetterLife. Completion of this transaction will be a transformational event for BetterLife into a premier biotechnology company with strong pipeline being developed to meet great unmet needs for patients worldwide. The board of BetterLife and its wholly owned subsidiary, BLife Therapeutics, are already well served with experienced medical, scientific and healthcare banking professionals. The group consists of Dr. Wolfgang Renz, Dr. Mark Swaim and Dr. Eleanor Fish who recently joined as Scientific Advisor and was the lead author of the study on the effects of interferon α2b in early stage Covid-19 patients, published in the journal of Frontiers in Immunology on May 15, 2020”, said Ahmad Doroudian, CEO of BetterLife.

About Altum Pharmaceuticals Inc.

Formed in 2016, Altum is a privately-held company headquartered in Vancouver, British Columbia, Canada. Altum’s pipelines consists of three products:

AP-003: Altum’s current lead product AP-003, is a patent pending proprietary Interferon α2b (IFN α2b) inhalation formulation. In recent studies IFN α2b has been shown to be effective in slowing viral replication. In the study published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", the authors examined the course of disease in a cohort of 77 individuals with con-firmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b in Covid-19 disease. Altum is planning a randomized, double-blind, placebo controlled trial of AP-003 in early stage COVID-19 patients is to start in the near future.

AP-001: Altum’s first product AP-001 is a topical IFN α2b product for the treatment of Human Papiloma Virus (HPV) infection that can cause cervical cancer. In 2017, Altum acquired the BiPhasix™ platform from Helix Biopharma. The BiPhasix™ technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFN α2b for use in treatment of HPV-cervical dysplasia. AP-001 has completed Phase 2.

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AP-002: In April 2018, Altum acquired Lexi Pharma Inc., a therapeutics company focused on development of treatments for bone related disorders. Lexi’s lead product, AP-002, is an oral gallium-based novel small molecule. AP-002 has US IND approved and has started Phase 1-2 in October 2019 in the US in cancer patients with advanced or recurrent solid tumours.

For further information please visit altumpharma.com.

Cautionary Note

The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to eliminate, cure or contain the Covid-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum’s AP-003 are under investigation and market authorization has not yet been obtained.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. For further information please visit abetterlifepharma.com.

Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

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Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to complete the transaction with Altum or to meet obligations under the agreement with Altum, the failure of Altum to complete clinical trials or to have success in such trials, the failure of Altum to secure and/or enforce patent protection for AP-003, the failure of Altum to secure exclusive rights from third parties, the failure of the Company to secure financing needed to carry out the plans set out herein, the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife's future customers and suppliers. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; · the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; the risk of the termination or conversion of our license with Altum or our inability to enforce our rights under our license with Altum;· our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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